UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)*
Rockwell Medical Technologies, Inc.

(Name of Issuer)
Common Shares, no par value per share

(Title of Class of Securities)
774374102

(CUSIP Number)
Robert L. Chioini
30142 Wixom Road
Wixom, Michigan 48393
(248) 960-9009

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 11, 2011

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Page 1 of 4 Pages)

CUSIP No.	774374102	Page	2	of	4

1	NAMES OF REPORTING PERSONS Robert L. Chioini

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		2,841,883

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,841,883

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,841,883

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 774374102	13D	Page 3 of 4
     This Amendment No. 6 amends the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on February 14, 2003 with respect to the common stock, no par value (the “Common Shares”), of Rockwell Medical Technologies, Inc. (“Rockwell”), as amended by Amendment No. 1 filed on August 12, 2003, Amendment No. 2 filed on January 23, 2004, Amendment No. 3 filed on April 22, 2005, Amendment No. 4 filed on December 27, 2005, and Amendment No. 5 filed on March 31, 2010 (as amended, the “Schedule 13D”). The Schedule 13D is further amended as set forth below. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5	is hereby amended by adding the following information:
     (a) As of the date hereof, the Reporting Person beneficially owned 2,841,883 Common Shares (including 1,999,667 Common Shares issuable upon exercise of stock options held by the Reporting Person that are exercisable currently or within 60 days), constituting approximately 14.4% of the Common Shares outstanding, based on 17,743,608 Common Shares outstanding as of April 1, 2011 (as disclosed in the 2011 Annual Meeting Proxy Statement filed by Rockwell).
     The Reporting Person holds the following options to purchase Common Shares as of the date hereof:

		Exercise	# Vested Currently		Expiration
Grant Date	# of Shares	Price	or Within 60 Days	Vesting Schedule*	Date
10/11/01	125,000	$.70	175,000	Fully Vested	10/11/2011
12/16/02	143,000	$.55	143,000	Fully Vested	12/16/2012
6/18/03	300,000	$1.81	300,000	Fully Vested	6/18/2013
9/17/03	25,000	$3.06	25,000	Fully Vested	9/17/2013
1/13/04	105,000	$4.05	105,000	Fully Vested	1/13/2014
12/22/04	335,000	$2.79	335,000	Fully Vested	12/22/2014
12/15/05	375,000	$4.55	375,000	Fully Vested	12/15/2015
12/17/07	250,000	$6.50	250,000	Fully Vested	12/17/2017
4/3/08	75,000	$6.50	75,000	Fully Vested	4/3/2018
11/19/08	175,000	$3.09	116,666	One-third per year starting 11/19/09	11/19/2018
6/18/09	225,000	$6.74	75,000	One-third per year starting 6/18/10	6/18/2019
1/15/10	150,000	$7.13	50,000	One-third per year starting 1/15/11	1/15/2020
8/13/10	100,000	$5.8618	0	One-third per year starting 8/13/11	8/13/2020
1/11/11	250,000	$8.47	0	One-third per year starting 1/11/12	1/11/2021

*	Option vesting accelerates upon death, disability or a change in control of Rockwell.
     A total of 150,000 of the Common Shares beneficially owned are restricted shares which are subject to transfer restrictions prior to vesting. 50,000 of these shares were granted on November 19, 2008 and will vest on November 19, 2011, or immediately upon a change in control of Rockwell. 100,000 of these shares were granted on August 13, 2010, half of which will vest on March 10, 2012 and the remainder of which will vest on August 13, 2013, or immediately upon a change in control of Rockwell.

CUSIP No. 774374102	13D	Page 4 of 4
     (c) Other than the option and restricted stock grants described above, the Reporting Person has had the following transactions in the Common Shares since the filing of Amendment No. 5 to the Schedule 13D:

Date	# of Shares	Price	Transaction
6/9/2010	50,000	$4.39	Shares transferred pursuant to domestic relations order
11/12/2010	50,000	n/a	Options transferred pursuant to domestic relations order
12/29/2010	9,500	$7.97	Market sale for cash
4/6/2011	20,000	n/a	Shares transferred pursuant to domestic relations order

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6	is hereby amended and restated in its entirety as follows:
     The material terms of the options and restricted stock grants are set forth in Item 5 above. 500,000 of the shares beneficially owned by the Reporting Person are held in a margin account with Wells Fargo Advisors, LLC subject to a standard margin loan arrangement.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: April 8, 2011	/s/ Robert L. Chioini
Robert L. Chioini